Endava Announces Two Corporate Transactions

•	Endava announces the sale of the Captive to Worldpay; Strengthens relationship under MSA.

•	A 32 person strong team of highly experienced cloud software implementation specialists joined Endava in Romania.

London UK, June 3, 2019 - Endava (NYSE: DAVA): As previously disclosed, Worldpay has an option to purchase Endava Technology SRL, also referred to as “the Captive,” from us. The Captive is located in Bucharest, Romania and its 138 current employees work exclusively for Worldpay. Worldpay requested, and Endava agreed to allow, an early exercise of the option, which was not exercisable until September 2019. The aggregate purchase price for the Captive is within the previously agreed range as disclosed in Endava’s filings with the Securities Exchange Commission. The transaction is expected to close during the first quarter of Endava’s 2020 fiscal year, subject to Romanian regulatory approval. Upon closing, the employees of the Captive will become employees of Worldpay.
In connection with the transaction, Endava has agreed to provide Worldpay certain transition services under the existing Master Services Agreement (MSA) between Endava and Worldpay, which will remain in place following the closing of the sale of the Captive. This strong relationship is being further strengthened through an extension of volume commitment timelines under the MSA and a potential opportunity to expand our collaboration into the US, which remains subject to entry into a binding agreement. Currently 291 Endavans are deployed on Worldpay projects contracted for under the MSA, which is in addition to and separate from the work done by the Captive and its employees for Worldpay. This transaction does not impact Endava’s FY19 guidance and we plan to provide FY20 guidance on our next earnings call.
Further, in recognition of growing demand for cloud-based CRM expertise as a facilitator for digital transformation, including requirements identified in many of Endava’s clients, we are delighted to announce that a 32 person strong team of highly experienced cloud software implementation specialists based in Romania joined Endava on 1 June 2019, bringing with them a profitable revenue stream. Endava intends to build on this core to rapidly grow its cloud software implementation capability.
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "intend," “plan,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding the impact to current guidance and expected timing of future guidance, expected timing of the closing of Endava’s sale of the Captive to Worldpay and Endava’s relationship with Worldpay following the closing, the impact of the acquisition of the team of cloud software implementation specialists in Romania and the potential expansion of that team. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to, : the risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 11, 2018 and final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on April 18, 2019.